Exhibit 99.1

SIMILARWEB ANNOUNCES THIRD QUARTER 2023 RESULTS
Achieved company record gross profit and gross margin
Achieved Non-GAAP operating profit for the first time

TEL AVIV, ISRAEL -- November 7, 2023 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital data and analytics company powering critical business decisions, today announced financial results for its third quarter ended September 30, 2023. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We delivered another quarter of revenue growth in a challenging demand environment, and we achieved non-GAAP profitability for the first time, which is a tremendous accomplishment for us as a team,” said Or Offer, Co-Founder and CEO of Similarweb. “During the quarter, we launched the latest generation of our platform, Similarweb 3.0, which brings more actionable insights to more customers than ever before, especially in our Research and Marketing solutions, and we are excited about the traction we are seeing.”

Third Quarter 2023 Financial Highlights
•Total revenue was $54.8 million, an increase of 10% compared to $50.0 million for the third quarter of 2022.
•GAAP operating loss was $(4.9) million or (9)% of revenue, compared to $(20.6) million or (41)% of revenue for the third quarter of 2022.
•GAAP net loss per share was $(0.06), compared to $(0.28) for the third quarter of 2022.
•Non-GAAP operating profit (loss) was $1.1 million or 2% of revenue, compared to $(13.3) million or (27)% of revenue for the third quarter of 2022.
•Non-GAAP operating earnings (loss) per share was $0.01, compared to $(0.18) for the third quarter of 2022.

Exhibit 99.1
•Cash and cash equivalents totalled $67.4 million as of September 30, 2023, compared to $77.8 million as of December 31, 2022.
•Net cash used in operating activities was $(4.8) million, compared to $(21.7) million for the third quarter of 2022.
•Free cash flow was $(4.9) million, compared to $(29.5) million for the third quarter of 2022.
•Normalized free cash flow was $(4.6) million, compared to $(25.1) million for the third quarter of 2022.
Recent Business Highlights
•Grew number of customers to 4,371 as of September 30, 2023, an increase of 12% compared to September 30, 2022.
•Annual revenue per customer was approximately $50,580 in the third quarter of 2023, as compared to $51,570 in the third quarter of 2022.
•Grew number of customers with ARR of $100,000 or more to 355, an increase of 10% compared to September 30, 2022.
•Customers with ARR of $100,000 or more contributed 55% of the total ARR as of September 30, 2023, compared to 53% as of September 30, 2022.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 108% in the third quarter of 2023 as compared to 123% in the third quarter of 2022.
•Overall dollar-based net retention rate was 99% in the third quarter of 2023 as compared to 112% in the third quarter of 2022.
•Multi-year subscriptions now comprise 43% of our overall ARR as of September 30, 2023, as compared to 37% as of September 30, 2022.
•Remaining performance obligations increased 6% year-over-year, to $167.7 million as of September 30, 2023, as compared to $158.0 million as of September 30, 2022.

Exhibit 99.1
Financial Outlook
“We achieved record gross margin and our first ever profitable quarter on a Non-GAAP operating basis,” said Jason Schwartz, Chief Financial Officer of Similarweb. “This reflects our ongoing efforts to improve our operating efficiency, which enables the conditions for profitable growth and sustainable positive free cash flow.”
•Q4 2023 Guidance
◦Total revenue estimated between $55.5 million and $56.0 million, representing approximately 9% growth year over year at the mid-point of the range.
◦Non-GAAP operating profit estimated between $0.5 million and $1.0 million.
•FY 2023 Guidance
◦Total revenue estimated between $216.8 million and $217.3 million, representing approximately 12% growth year over year at the mid-point of the range.
◦Non-GAAP operating loss estimated between $(8.6) million and $(9.1) million.
◦We expect to reach sustained positive free cash flow in the fourth quarter of 2023.

The Company’s fourth quarter and full year 2023 financial outlook is based upon a number of assumptions that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation of these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.

Exhibit 99.1

Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, November 8, 2023. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0726 toll-free and at (201) 689-7806 internationally.

About Similarweb: Similarweb powers the data-driven decisions that help businesses win their market by revealing what is happening online. Similarweb provides businesses with the essential digital data & analytics needed to build strategy, optimize customer acquisition and increase monetization. We enable our users to become the first to discover and capture the best business opportunities and to stay alert and react instantly to emerging threats to their business. Similarweb products are easy to use and integrated into users’ workflow, powered by the most advanced technology, and based on the most comprehensive digital data on the planet.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the fourth quarter and full year of 2023 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, challenges in our business and in the markets in which we operate, and the impact of Israel's war with Hamas and other terrorist organizations on geopolitical and macroeconomic

Exhibit 99.1
conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past

Exhibit 99.1
financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Exhibit 99.1

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
raymond.jones@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2022	2023
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,810	$67,412
Restricted deposits	9,814	9,946
Accounts receivable, net	38,141	34,720
Deferred contract costs	9,789	8,681
Prepaid expenses and other current assets	6,628	6,898
Total current assets	142,182	127,657
Property and equipment, net	31,823	29,741
Deferred contract costs, non-current	8,348	5,862
Operating lease right-of-use assets	40,823	36,309
Intangible assets, net	9,561	5,956
Goodwill	12,867	12,867
Other non-current assets	441	33
Total assets	$246,045	$218,425
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$25,000	$25,000
Accounts payable	7,144	11,400
Payroll and benefit related liabilities	18,512	13,342
Deferred revenue	93,195	89,818
Other payables and accrued expenses	27,990	23,617
Operating lease liabilities	9,091	6,785
Total current liabilities	180,932	169,962
Deferred revenue, non-current	974	394
Operating lease liabilities, non-current	40,075	33,929
Other long-term liabilities	2,113	1,958
Total liabilities	224,094	206,243
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2022 and September 30, 2023 (unaudited), 76,435,940 and 78,273,972 shares issued as of December 31, 2022 and September 30, 2023 (unaudited), 76,433,772 and 78,271,804 outstanding as of December 31, 2022 and September 30, 2023 (unaudited), respectively;	210	214
Additional paid-in capital	345,834	362,391
Accumulated other comprehensive loss	(367)	(732)
Accumulated deficit	(323,726)	(349,691)
Total shareholders' equity	21,951	12,182
Total liabilities and shareholders' equity	$246,045	218,425

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Revenue	$141,888	$161,264	$50,022	$54,833
Cost of revenue	40,848	35,231	13,749	10,580
Gross profit	101,040	126,033	36,273	44,253
Operating expenses:
Research and development	45,927	42,452	15,156	14,199
Sales and marketing	92,539	79,362	30,051	24,274
General and administrative	35,836	31,941	11,681	10,665
Total operating expenses	174,302	153,755	56,888	49,138
Loss from operations	(73,262)	(27,722)	(20,615)	(4,885)
Finance income (expenses), net	4,796	3,026	(627)	1,061
Loss before income taxes	(68,466)	(24,696)	(21,242)	(3,824)
Provision (benefit) for income taxes	197	1,269	(249)	1,014
Net loss	$(68,663)	$(25,965)	$(20,993)	$(4,838)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.91)	$(0.33)	$(0.28)	$(0.06)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	75,557,954	77,521,361	75,975,356	78,121,824

Net loss	$(68,663)	$(25,965)	$(20,993)	$(4,838)
Other comprehensive (loss) income, net of tax
Change in unrealized (loss) gain on cashflow hedges	(1,119)	(365)	209	(133)
Total other comprehensive (loss) income, net of tax	(1,119)	(365)	209	(133)
Total comprehensive loss	$(69,782)	$(26,330)	$(20,784)	$(4,971)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Cost of revenue	$463	$482	$143	$155
Research and development	4,094	4,303	1,463	1,453
Sales and marketing	4,908	4,051	1,747	1,321
General and administrative	3,950	4,849	1,496	1,658
Total	$13,415	$13,685	$4,849	$4,587

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(68,663)	$(25,965)	$(20,993)	$(4,838)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,112	7,688	2,354	2,576
Finance expense	1,419	1,752	282	883
Unrealized loss from hedging future transactions	473	26	126	22
Share-based compensation	13,415	13,685	4,849	4,587
Gain from sale of equipment	(132)	(1)	(5)	(2)
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	5,269	(3,938)	3,174	(1,523)
Decrease (increase) in accounts receivable, net	6,198	3,421	1,865	(2,212)
(Increase) decrease in deferred contract costs	(2,129)	3,594	229	1,004
Decrease (increase) in other current assets	886	(1,587)	1,265	(707)
(Increase) decrease in other non-current assets	(131)	408	(46)	(9)
(Decrease) increase in accounts payable	(2,840)	4,309	(4,242)	3,966
Increase (decrease) in deferred revenue	5,433	(3,957)	(6,900)	(6,898)
(Decrease) increase in other non-current liabilities	(561)	(155)	(133)	164
Decrease in other liabilities and accrued expenses	(554)	(6,051)	(3,494)	(1,805)
Net cash used in operating activities	(33,805)	(6,771)	(21,669)	(4,792)
Cash flows from investing activities:
Purchase of property and equipment, net	(26,325)	(1,377)	(6,705)	(62)
Capitalized internal-use software costs	(2,495)	(788)	(1,120)	(81)
Decrease (increase) in restricted deposits	1,153	(132)	1,047	(45)
Payment in relation to business combinations	(3,787)	—	—	—
Cash received in relation to business combinations	294	—	294	—
Net cash used in investing activities	(31,160)	(2,297)	(6,484)	(188)

Exhibit 99.1

Cash flows from financing activities:
Proceeds from exercise of stock options	1,904	2,125	143	295
Proceeds from employee share purchase plan	1,234	660	—	—
Borrowings under Credit Facility	25,000	—	25,000	—
Payments of contingent consideration, net	—	(2,363)	—	—
Net cash provided by financing activities	28,138	422	25,143	295
Effect of exchange rates on cash and cash equivalents	(1,419)	(1,752)	(282)	(883)
Net decrease in cash and cash equivalents	(38,246)	(10,398)	(3,292)	(5,568)
Cash and cash equivalents, beginning of period	128,879	77,810	93,925	72,980
Cash and cash equivalents, end of period	$90,633	$67,412	$90,633	$67,412
Supplemental disclosure of cash flow information:
Interest received, net	$(16)	$(89)	$—	$(49)
Taxes paid	$417	$1,857	$176	$244
Supplemental disclosure of non-cash financing activities:
Additions to operating lease right-of-use assets and liabilities	$9,435	$1,048	$457	$268
Deferred proceeds from exercise of share options included in other current assets	$—	$54	$—	$12
Deferred costs of property and equipment incurred during the period included in accounts payable	$770	$63	$(2,684)	$22
Deferred payments in relation to business combinations held in escrow	$—	$1,269	$—	$—

Schedule A : Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	$(657)	$—
Cash refund to be received resulting from adjustment to working capital	193	—
Property, plant and equipment	43	—
Goodwill and other intangible assets	4,361	—
Deferred taxes, net	(153)	—
	$3,787	$—

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP gross profit	$101,040	$126,033	$36,273	$44,253
Add:
Share-based compensation expenses	463	482	143	155
Retention payments related to business combinations	1,656	306	511	—
Amortization of intangible assets related to business combinations	3,319	3,504	1,168	1,169
Non-recurring expenses related to termination of lease agreement and others	35	—	—	—
Non-GAAP gross profit	$106,513	$130,325	$38,095	$45,577
Non-GAAP gross margin	75%	81%	76%	83%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating (loss) income

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Loss from operations	$(73,262)	$(27,722)	$(20,615)	$(4,885)
Add:
Share-based compensation expenses	13,415	13,685	4,849	4,587
Retention payments related to business combinations	1,991	851	737	164
Amortization of intangible assets related to business combinations	3,371	3,605	1,201	1,202
Adjustment of fair value of contingent consideration related to business combinations	744	—	62	—
Non-recurring expenses related to termination of lease agreement and others	977	17	418	4
Capital gain related to sale of operating equipment	(127)	—	—	—
Non-GAAP operating (loss) income	$(52,891)	$(9,564)	$(13,348)	$1,072
Non-GAAP operating margin	(37)%	(6)%	(27)%	2%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
GAAP research and development	$45,927	$42,452	$15,156	$14,199
Less:
Share-based compensation expenses	4,094	4,303	1,463	1,453
Non-recurring expenses related to termination of lease agreement and others	87	—	—	—
Non-GAAP research and development	$41,746	$38,149	$13,693	$12,746
Non-GAAP research and development margin	29%	24%	27%	23%

GAAP sales and marketing	$92,539	$79,362	$30,051	$24,274
Less:
Share-based compensation expenses	4,908	4,051	1,747	1,321
Retention payments related to business combinations	335	545	226	164
Amortization of intangible assets related to business combinations	52	101	33	33
Non-recurring expenses related to termination of lease agreement and others	799	17	418	4
Non-GAAP sales and marketing	$86,445	$74,648	$27,627	$22,752
Non-GAAP sales and marketing margin	61%	46%	55%	41%

GAAP general and administrative	$35,836	$31,941	$11,681	$10,665
Less:
Share-based compensation expenses	3,950	4,849	1,496	1,658
Adjustment of fair value of contingent consideration related to business combinations	744	—	62	—
Non-recurring expenses related to termination of lease agreement and others	56	—	—	—
Capital gain related to sale of operating equipment	(127)	—	—	—
Non-GAAP general and administrative	$31,213	$27,092	$10,123	$9,007
Non-GAAP general and administrative margin	22%	17%	20%	16%

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2023	2022	2023
	(In thousands)		(In thousands)
Net cash used in operating activities	$(33,805)	$(6,771)	$(21,669)	$(4,792)
Purchases of property and equipment, net	(26,325)	(1,377)	(6,705)	(62)
Capitalized internal use software costs	(2,495)	(788)	(1,120)	(81)
Free cash flow	$(62,625)	$(8,936)	$(29,494)	$(4,935)

Purchases of property and equipment related to the new headquarters	25,440	1,127	7,161	27
Payments received in connection with purchases of property and equipment	(11,192)	—	(3,174)	—
Payments received from escrow in relation to contingent consideration	—	(380)	—	—
Deferred payments in relation to business combinations	413	260	413	260
Normalized free cash flow	$(47,964)	$(7,929)	$(25,094)	$(4,648)